CUSIP No. 54619P104	SCHEDULE 13D	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Louisiana Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

54619P104

(CUSIP Number)

Warren A. Mackey

565 Fifth Avenue, 22d Floor

New York, New York 10017

(212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54619P104	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 625,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 625,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 625,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 54619P104	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 625,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 625,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 625,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 54619P104	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 625,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 625,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 625,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54619P104	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 625,900
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 625,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 625,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54619P104	SCHEDULE 13D	Page 6 of 11

Item 1. Security and Issuer

This statement relates to the common stock (“Shares”), $.01 par value, of Louisiana Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1600 Veterans Memorial Boulevard, Metairie, Louisiana 70005.

Item 2. Identity and Background

(a) This statement is filed by Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership, Arles Partners LP (“Arles Partners”), a New York limited partnership, Arles Advisors Inc (“Arles Advisors”), a New York corporation and Warren A. Mackey. All the filers of this Schedule 13D are collectively referred to as the “Reporting Group.”

Arles Advisors is the general partner of Homestead Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Group is 565 Fifth Avenue, 22d Floor, New York, New York 10017.

(c) The principal business of Homestead Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns 625,900 Shares acquired at an aggregate cost of $6,588,828.

CUSIP No. 54619P104	SCHEDULE 13D	Page 7 of 11

The amount of funds expended to date by Homestead Partners to acquire the 465,300 Shares it holds in its name is $4,918,456. Such funds were provided from Homestead Partners’ working capital.

The amount of funds expended to date by Arles Partners to acquire the 135,600 Shares it holds in its name is $1,420,372. Such funds were provided from Arles Partners’ working capital.

The amount of funds expended to date by Warren A. Mackey to acquire the 25,000 Shares he holds in his name is $250,000. Such funds were provided from Mr. Mackey’s personal funds.

Item 4. Purpose of Transaction

The Reporting Group purchased the Shares based on the Reporting Group’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Group and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Group, jointly or individually, may purchase additional Shares or other securities of the Issuer on such terms and at such times as the Reporting Group may deem advisable.

The Reporting Group intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the board of directors of the Issuer and to work together with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to its capitalization, dividend policy, share-repurchase policy, operations of the Issuer or seeking Board representation, purchasing additional Shares, selling some or all of its Shares or changing its intention with respect to any and all matters referred to in Item 4.

No member of the Reporting Group, to the best of the Reporting Group’s knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 6,345,732 Shares stated to be outstanding on July 9, 2007 by the Issuer as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 11, 2007.

CUSIP No. 54619P104	SCHEDULE 13D	Page 8 of 11

As of the close of business on July 23, 2007, the Reporting Group owned, in the aggregate, 625,900 Shares, representing approximately 9.9% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own the 600,900 Shares owned by Homestead Partners and Arles Partners representing approximately 9.5% of the Issuer’s Shares outstanding. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 25,000 Shares representing approximately .4% of the Issuer’s outstanding Shares.

(b) By virtue of his positions with Homestead Partners, Arles Partners and Arles Advisors, as well as the sole investment discretion and voting authority for himself, Mr. Mackey has the sole authority to vote and dispose the Shares reported in this Schedule 13D.

(c) Exhibit B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. Except for the 25,000 Shares purchased by Mr. Mackey on July 9, 2007 directly from the Issuer pursuant to the Issuer’s stock subscription offering, all Shares acquired as reported herein were purchased in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Group
B.	Schedule of Transactions in the Shares

CUSIP No. 54619P104	SCHEDULE 13D	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	July 23, 2007

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC
General Partner
By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC
General Partner
By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey
President

WARREN A. MACKEY
/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 54619P104	SCHEDULE 13D	Page 10 of 11

EXHIBIT A

Joint Filing Agreement by and among the Reporting Group

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:	July 23, 2007

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC
General Partner
By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC
General Partner
By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey
President

WARREN A. MACKEY
/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 54619P104	SCHEDULE 13D	Page 11 of 11

EXHIBIT B

Schedule of Transactions in the Shares

Date	Quantity	Price	Amount

Homestead Partners LP

7/10/07	215,000	$10.6295	$2,285,343
7/11/07	75,000	$10.7986	$809,895
7/17/07	80,000	$10.3944	$831,552
7/18/07	28,000	$10.3311	$289,271
7/19/07	42,300	$10.3668	$438,516
7/20/07	25,000	$10.5552	$263,880
Total	465,300		$4,918,456

Arles Partners LP

7/12/07	60,500	$10.4845	$634,312
7/13/07	20,000	$10.5625	$211,250
7/16/07	20,100	$10.4592	$210,230
7/17/07	32,000	$10.3944	$332,621
7/23/07	3,000	$10.6529	$31,959
Total	135,600		$1,420,372

Warren A. Mackey

7/9/07	25,000	$10.0000	$250,000
Total	25,000		$250,000